UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(AMENDMENT NO. 9)*
J. Alexander’s Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
466096104

(CUSIP Number)
E. Townes Duncan
Solidus Company, L.P.
4015 Hillsboro Pike, Suite 214
Nashville, TN 37215

(615) 665-3818

(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
September 2, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	466096104

1	NAMES OF REPORTING PERSONS: E. Townes Duncan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		15,208 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENFICIALLY
OWNED BY		462,206 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		15,208 shares of Common Stock

WITH	10	SHARES DISPOSITIVE POWER:

462,206 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

477,414 shares of Common Stock, consisting of 5,208 shares of Common Stock held directly, 10,000 shares issuable upon exercise of certain options held by Mr. Duncan, and 462,206 shares of Common Stock held indirectly.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	466096104

1	NAMES OF REPORTING PERSONS: Solidus Company, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-8776736

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENFICIALLY
OWNED BY		455,246 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		0 shares of Common Stock

WITH	10	SHARES DISPOSITIVE POWER:

455,246 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

455,246 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ Excludes shares beneficially owned by E. Townes Duncan (the CEO of the general partner of Solidus Company, L.P.), personally, either directly or indirectly through his wife or mother.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.64%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

P N

Item 1: Security and Issuer.
     This statement relates to the common stock, $0.05 par value per share (“Common Stock”), issued by J. Alexander’s Corporation (the “Company” or the “Issuer”) whose principal executive offices are located at 3401 West End Avenue, Suite 260, Nashville, Tennessee 37202.
Item 2: Identity and Background.
E. Townes Duncan:
(a)	The name of the person filing this statement is E. Townes Duncan (“Mr. Duncan”), with respect to shares of Common Stock of the Company.
(b)	The business address of Mr. Duncan is 4015 Hillsboro Pike, Suite 214, Nashville, TN 37215.
(c)	The principal occupation of Mr. Duncan is Chief Executive Officer of Solidus General Partner, LLC, the general partner of Solidus Company, L.P. Solidus Company, L.P. is a private investment firm. The address of Solidus General Partner, LLC is 4015 Hillsboro Pike, Suite 214, Nashville, TN 37215.
(d)	During the last five years, Mr. Duncan has not been convicted in a criminal proceeding.
(e)	During the last five years, Mr. Duncan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Duncan is a United States citizen.
Solidus Company, L.P.:
     Solidus Company, L.P. (“Solidus”) is a limited partnership formed under the laws of the State of Tennessee. The general partner of Solidus is Solidus General Partner, LLC (“Solidus GP”), a member-managed limited liability company formed under the laws of the State of Tennessee. E. Townes Duncan is the Chief Executive Officer and sole member of Solidus GP. Each of Solidus and Solidus GP is a private investment firm with its principal office and business located at 4015 Hillsboro Pike, Suite 214, Nashville, TN 37215. Neither Solidus nor Solidus GP has been convicted in a criminal proceeding or been a party to a civil proceeding described in Schedule 13D Item 2(d) or (e).
Item 3. Source and Amount of Funds or Other Consideration.
     Not applicable
Item 4. Purpose of Transaction.
     Each of Mr. Duncan and Solidus holds shares of Common Stock described herein for investment purposes. Mr. Duncan has met and may in the future meet with management and/or representatives of the Issuer to engage in discussions that may include matters relating to the strategy, business, assets, operations, capital structure, financial condition and/or future plans of the Issuer in an effort to enhance shareholder value. Solidus has engaged, and may engage additional, advisors to assist it, including consultants, accountants, attorneys, financial advisors or others, and may contact other shareholders of the Issuer and/or other relevant parties to discuss any and all of the above.
     As disclosed in Amendment No. 8 to this Schedule 13D, on May 22, 2009, Solidus sold 800,000 shares of Common Stock to the Issuer and Mr. Duncan sold 8,000 shares of Common Stock to the Issuer (the “May Sale”). The May Sale was accomplished pursuant to a Stock Purchase Agreement described below in Item 6 which limits the ability of Solidus and Mr. Duncan to sell their remaining shares of Common Stock, with dispositions limited to 100,000 shares in the remainder of 2009, 200,000 shares during 2010, and 100,000 shares during the first five months of 2011.
     On September 2, 2010, Solidus entered into a sales plan (the “Plan”) with Avondale Partners, LLC as broker (“Broker”) in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, pursuant to which Broker is authorized and directed to sell on Solidus’ behalf up to 300,000 shares of Common Stock through September 30, 2011, subject to satisfaction of certain conditions, including, among others, trading price and volume limitations. The Plan provides that Broker may not sell on Solidus’ behalf Common Stock in amounts that would cause Solidus’ annual sales to exceed the annual limits provided for in the Stock Purchase Agreement described above. As of the close of business on September 8, 2010, Solidus has sold 3,000 shares of common stock pursuant to the Plan (see Item 5(c) below).
     Within the limits described above, and depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer, and trading price levels of the Common Stock, Solidus and Mr. Duncan may in the future take additional actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing shares of Common Stock or related financial instruments or selling some or all of their respective beneficial and economic holdings, and/or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Solidus is in the business of investing in publicly held and privately held companies. Consequently, the Reporting Persons’ beneficial ownership as reported on this Schedule 13D/A will vary over time depending on various factors, with or without regard to Mr. Duncan’s views of the Issuer’s business, prospects or valuation (including the market price of Common Stock), including without limitation, other investment opportunities available to the Mr. Duncan, conditions in the securities market and general economic and industry conditions. In addition, Mr. Duncan is a director of the Issuer and may participate in incentive programs available to non-management directors, such as option grants pursuant to the Issuer’s 2004 Equity Incentive Plan.
Item 5. Interest in Securities of the Issuer.
(a)	Mr. Duncan beneficially owns 8.00% of the Issuer’s Common Stock, or 477,414 shares of Common Stock, consisting of 5,208 shares of Common Stock held directly, 10,000 shares issuable upon exercise of certain options held by Mr. Duncan, and 462,206 shares of Common Stock held indirectly. Mr. Duncan disclaims beneficial ownership of shares of Common Stock held by Solidus in excess of his proportional interest in Solidus. Solidus beneficially owns 7.64% of the Common Stock of the Issuer consisting of 455,246 shares of Common Stock held directly.
(b)	Mr. Duncan beneficially owns the following number of shares of Common Stock with:
Sole Voting Power: 15,208 shares of Common Stock

Shared Voting Power: 462,206 shares of Common Stock

Sole Dispositive Power: 15,208 shares of Common Stock

Shared Dispositive Power: 462,206 shares of Common Stock
     Mr. Duncan shares voting power and dispositive power with respect to 240 shares held by Mr. Duncan’s wife, Ellen Duncan and with respect to 4,560 shares held in trusts of which Mrs. Duncan is trustee. Mrs. Duncan is a homemaker. Her residence address is 4309 Esteswood Drive, Nashville, TN 37215. She has no disclosures pursuant to Item 2(d) or (e). She is a citizen of the United States.
     Mr. Duncan also shares voting power and dispositive power with respect to 2,160 shares held by Mr. Duncan’s mother, Anne Eberle. Ms. Eberle is a homemaker who resides at 204 Glen View Cove, Franklin, Tennessee 37064. She has no disclosures pursuant to Item 2(d) or (e). She is a citizen of the United States.
     In addition, Mr. Duncan shares voting power and dispositive power with respect to 455,246 shares of Common Stock beneficially owned by Solidus, of which he is the Chief Executive Officer of the general partner of Solidus.
      Solidus beneficially owns the following number of shares of Common Stock with:
Sole Voting Power: 0 shares of Common Stock

Shared Voting Power: 455,246 shares of Common Stock

Sole Dispositive Power: 0 shares of Common Stock

Shared Dispositive Power: 455,246 shares of Common Stock
(c)	On August 18, 2010, Mr. Duncan was granted options to purchase 1,000 shares of Common Stock at an exercise price of $4.09 per share. These options become exercisable on August 18, 2011.
Pursuant to the Plan described above, Solidus disposed of the shares of Common Stock on the days indicated and at the price per share indicated below:

September 3, 2010	1,000 shares at $4.15 per share
September 7, 2010	200 shares at $4.10 per share
September 7, 2010	100 shares at $4.05 per share
September 7, 2010	100 shares at $4.05 per share
September 7, 2010	23 shares at $4.05 per share
September 7, 2010	77 shares at $4.09 per share
September 7, 2010	300 shares at $4.05 per share
September 7, 2010	200 shares at $4.05 per share
September 8, 2010	1,000 shares at $4.03 per share
(d)	Not applicable
(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The May Sale transactions described in Item 4 were accomplished pursuant to a Stock Purchase Agreement dated May 22, 2009 between Solidus, Mr. Duncan and the Issuer, in which Mr. Duncan and Solidus agreed to limitations on their ability to sell its remaining shares of Common Stock, with dispositions limited to 100,000 shares in the remainder of 2009, 200,000 shares during 2010, and 100,000 shares during the first five months of 2011. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D/A.
The Plan described in Item 4 above was entered into between Solidus and Broker effective September 2, 2010. The Plan is structured to satisfy the conditions of Rule 10b5-1(c). Pursuant to the Plan, Broker is authorized and directed to sell on Solidus’ behalf up to 300,000 shares of Common Stock between the effective date of the Plan and September 30, 2011, subject to certain conditions, including, among others, trading price and volume limitations. The Plan also provides that the total number of sales made by Broker on Solidus’ behalf may not exceed the trading limits provided for in the Stock Purchase Agreement described above. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Plan, a copy of which is filed as Exhibit 3 to this Schedule 13D/A.
Item 7. Material to be filed as Exhibits.
1.	Joint Filing Agreement of E. Townes Duncan and Solidus Company, L.P.
2.	Stock Purchase Agreement between J. Alexander’s Corporation and E. Townes Duncan and Solidus Company, L.P. (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed on May 27, 2009).
3.	Rule 10b5-1 Sales Plan between Solidus Company, L.P. and Avondale Partners, LLC dated September 2, 2010.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 9, 2010

/s/ E. Townes Duncan
E. Townes Duncan

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of J. Alexander’s Corporation, and further agree that this Joint Filing Agreement expressly authorizes E. Townes Duncan to file on such party’s behalf any and all amendments to such Statement. Each such party undertakes to notify E. Townes Duncan of any changes giving rise to an obligation to file an amendment to Schedule 13D and it is understood that in connection with this Statement and all amendments thereto, each such party shall be responsible only for information supplied by such party.
     In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 9th day of September, 2010.

Solidus Company, L.P.
By:	Solidus General Partner, LLC, its general partner

By:	/s/ E. Townes Duncan
	Name:	E. Townes Duncan
	Title:	Chief Executive Officer

/s/ E. Townes Duncan
E. Townes Duncan

EXHIBIT 3
Avondale Partners, LLC
Rule 10b5-1 Sales Plan
(Non-discretionary Plan)
Use this version of the Sales Plan if the seller wishes to indicate the amount, price and date of stock sales with such specificity that Avondale will not have any discretion over how, when and whether to sell stock (other than the discretion inherent in applying ordinary principles of best execution).

7

Sales Plan
This Sales Plan (the “Sales Plan”) is entered into between Solidus Company, LP (“Seller”) and Avondale Partners, LLC (“Avondale”), acting as broker on this 2nd day of September, 2010.
     A. Recitals
1.	This Sales Plan is entered into between Seller and Avondale for the purpose of establishing a trading plan that complies with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.	Seller is establishing this Sales Plan in order to permit the orderly disposition of all or a portion of Seller’s holdings of the common stock (the “Stock”) of J. Alexander’s Corporation (the “Issuer”).
     B. Seller’s Representation, Warranties and Covenants
1.	As of the date hereof, Seller (and if Seller is not a natural person, the individual making the investment decision on behalf of the Seller) is not aware of any material nonpublic information concerning the Issuer or its securities. Seller is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws.

2.	The securities to be sold under this Sales Plan are owned free and clear by Seller and are not subject to any agreement granting any pledge, lien, mortgage hypothecation, security interest, charge, option or encumbrance or any other limitation on disposition, other than those which may have been entered into between Seller and Avondale or imposed by Rules 144 or 145 under the Securities Act of 1933, as amended (the “Securities Act”).

3.	While this Sales Plan is in effect, Seller agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the securities covered by this Sales Plan (including, without limitation, with respect to any securities convertible or exchangeable into the Stock) and agrees not to alter or deviate from the terms of this Sales Plan.

4.	Seller agrees that Seller shall not, directly or indirectly, communicate any information relating to the Stock or the Issuer to any employee of Avondale or its affiliates who are involved, directly or indirectly, in executing this Sales Plan at any time while this Sales Plan is in effect. Any notice given to Avondale pursuant to this Sales Plan shall be given in accordance with paragraph G.5.

5.

a)	Seller agrees to provide Avondale with a certificate dated as of the date hereof and signed by the Issuer substantially in the form of Exhibit A hereto prior to commencement of the Plan Sales Period (as defined below).

b)	Seller agrees to notify Avondale’s compliance office by telephone at the number set forth in paragraph G.5 below as soon as practicable if Seller becomes aware of the occurrence of any event contemplated by paragraph 3 of the certificate set forth as Exhibit A hereto. Such notice shall indicate the anticipated duration of the restriction, but shall not include any other information about the nature of the restriction or its applicability to Seller and shall not in any way communicate any material nonpublic information about the Issuer or its securities to Avondale. Such notice shall be in addition to the notice required to be given to Avondale by the Issuer pursuant to the certificate set forth as Exhibit A hereto.
6.	Seller agrees to complete, execute and deliver to Avondale a seller representation letter dated as of the date hereof substantially in the form of Exhibit B hereto prior to the commencement of the Plan Sales Period. (Attach as Exhibit B)

7.	The execution and delivery of this Sales Plan by Seller and the transactions contemplated by this Sales Plan will not contravene any provision of applicable law or any agreement or other instrument binding on Seller or any of Seller’s affiliates or any judgment, order or decree of any governmental body, agency or court having jurisdiction over Seller or Seller’s affiliates.

8.	Seller has consulted with Seller’s own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Avondale or any person affiliated with Avondale in connection with, Seller’s adoption and implementation of this Sales Plan. Seller acknowledges that Avondale is not acting as a fiduciary or an advisor for Seller.

9.	Seller agrees that until this Sales Plan has been terminated Seller shall not (i) enter into a binding contract with respect to the purchase or sale of Stock with another broker, dealer or financial institution (each, a “Financial Institution”), (ii) instruct another Financial Institution to purchase or sell Stock or (iii) adopt a plan for trading with respect to Stock other than this Sales Plan.

10.
a)	Seller agrees to make all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act in a timely manner, to the extent any such filings are applicable to Seller.

b)	Seller agrees that Seller shall at all times during the Plan Sales Period (as defined below), in connections with the performance of this Sales Plan, comply with all applicable laws, including, without limitation, Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.
11.
a)	Seller represents and warrants that the Stock to be sold pursuant to this Sales Plan is currently eligible for sale under Rule 144 or 145.

b)	Seller agrees not to take, and agrees to cause any person or entity with which the Seller would be required to aggregate sales of Stock pursuant to paragraph (a)(2) or (e) of Rule 144 not to take, any action that would cause the sales hereunder not to meet all applicable requirements of Rule 144.

c)	Seller agrees to complete, execute and deliver to Avondale Form(s) 144 for the sales to be effected under this Sales Plan at such times and in such numbers as Avondale may require. Avondale agrees to file such Form(s) 144 on behalf of Seller as required by applicable law. Seller understands and agrees that Avondale shall make one Form 144 filing with respect to each day’s sales hereunder.

d)	Seller hereby grants Avondale a power of attorney to complete and/or file on behalf of Seller any required Form(s) 144. Notwithstanding such power of attorney, Seller acknowledges that Avondale shall have no obligation to complete or file Form(s) 144 on behalf of Seller except as set for in subparagraph (c).

e)	Avondale agrees to conduct all sales pursuant to this Sales Plan in accordance with the manner of sale requirement of Rule 144 of the Securities Act and in no event shall Avondale effect any sale if such sale would exceed the then-applicable amount limitation under Rule 144, assuming Avondale’s sales pursuant to this Sales Plan are the only sales subject to that limitation.
12.	Seller acknowledges and agrees that Seller does not have, and shall not attempt to exercise, any influence over how, when or whether to effect sales of Stock pursuant to this plan.
     C. Implementation of the Plan
1.	Seller hereby appoints Avondale to sell shares of Stock pursuant to the terms and conditions set forth below. Subject to such terms and conditions, Avondale hereby accepts such appointment.

2.	The Sales Plan Period: Avondale is authorized to begin selling stock pursuant to this Sales Plan on September 3, 2010 (the “Effective Date”) and shall cease selling Stock on the earliest to occur of (i) the date on which Avondale is required to suspend or terminate sales under the Sales Plan pursuant to paragraph D.1 below, (ii) the date on which Avondale receives notice of dissolution of Seller, (iii) the date on which the Issuer or any other person publicly announces a tender or exchange offer with respect to the Stock or a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which the Stock is to be exchanged or converted into shares of another company, (iv) the date on which Avondale receives notice of the commencement or impending commencement of any proceedings in respect of or triggered by Seller’s bankruptcy or insolvency and (v) (specify one or more additional occurrences that will mark the last day on which sales may occur):
☑	September 30, 2011[and]

☑	the date that the aggregate number of shares of Stock sold pursuant to this Sales Plan reaches 300,000 shares (the “Total Sale Amount”) [and]

☐	the date that the aggregate proceeds of sales pursuant to this Sales Plan (after deducting any commission, commission equivalent, mark-up or differential and other expenses of sale) reaches $ .
3.
a)	During the Plan Sales Period, Avondale shall sell the Daily Sale Amount (as defined below) for the account of Seller on each Sale Day (as defined below), subject to the following restrictions, if desired:
☑	Avondale shall not sell any shares of Stock pursuant to this Sales Plan at a price of less than [redacted] per share (before deducting any commission, commission equivalent, mark-up or differential and other expenses of sale) (the “Minimum Sale Price”).

☑	(insert other directions or restrictions) pursuant to that certain stock purchase agreement dated May 22, 2009, among Seller, E. Townes Duncan (“Duncan”), and Issuer, Duncan and Seller shall not sell more than 200,000 shares of Stock between the Effective Date and December 31, 2010, and Duncan and Seller shall not sell more than 100,000 shares of Stock between January 1, 2011 and May 22, 2011.
b)	A “Sale Day” is each Trading Day during the Plan Sales Period, provided that if any Sale Day is not a Trading Day, such Sale Day shall be deemed to fall on the next succeeding Trading Day. A “Trading Day” is any day during the Plan Sales Period that the NASDAQ (the “Principal Market”) is open for business and the Stock trades regular way on the Principal Market.

c)	The “Daily Sales Amount” for any Sale Day shall be (please check the box corresponding to the amount of Stock that Avondale is to sell on each Sale Day):
☐	shares of Stock.

☐	an amount of Stock resulting in aggregate proceeds (after deducting any commission, commission equivalent, mark-up or differential and other expenses of sale of $ _________. [1]

☐	the amount of Stock determined in accordance with the following formula: . [2]

☑	the amount of Stock set forth on the grid below opposite the per share range that corresponds to the reported price of the opening reported market transaction in the Stock on such Sale Day.

[redacted]
d)	Subject to the restrictions set forth in paragraph C.3(a) above, Avondale shall sell the Daily Sale Amount on each Sale Day under ordinary principles of best execution at the then-prevailing market price.

e)	If, consistent with ordinary principles of best execution or for any other reason, Avondale cannot sell the Daily Sale Amount on any Sale Day, then (select one):
☑	The amount of such shortfall may be sold as soon as practicable on the immediately succeeding Trading Day and on each subsequent Trading Day as is necessary to sell such shortfall consistent with ordinary principles of best execution; provided that in no event may the amount of the shortfall for any such Sale Day be sold later than the fourth business day after such Sale Day.

☐	Avondale’s obligation to sell Stock on such Sale Day pursuant to this Sales Plan shall be deemed to have been satisfied.
Nevertheless, if any such shortfall exists after the close of trading on the last Trading Day of the Plan Sales Period, Avondale’s authority to sell such shares for the account of Seller under this Sales Plan shall terminate.

f)	The Daily Sale Amount, the Total Sale Amount, if applicable, and the Minimum Sale Price, if applicable, shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to the Issuer that occurs during the Plan Sales Period.

[1]	If the Daily Sale Amount is specified as a dollar amount, it is advisable to include a limit price in paragraph C.3(a) so that there is some cap on the number of shares to be sold on each Sale Day.

[2]	This formula, together with the other provisions of this Section 3, must identify the amount, price and date of sales with the specificity required by Rule 10b5-1(c)(I)(i)(B)(2).

4.	Avondale shall not sell Stock hereunder at any time when:
a)	Avondale, in its sole discretion, has determined that a market disruption, banking moratorium, outbreak or escalation of hostilities or other crises or calamity that could, in Avondale’s judgment, impact sales of the Stock has occurred, or

b)	Avondale, in its sole discretion, has determined that it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to Seller or Seller’s affiliates (other than any such restriction relating to Seller’s possession or alleged possession of material nonpublic information about the Issuer or Stock), or

c)	Avondale has received notice from the Issuer or Seller of the occurrence of any event contemplated by paragraph 3 of the certificate set forth as Exhibit A hereto, or

d)	Avondale has received notice from Seller to terminate the Sales Plan in accordance with paragraph D.1 below.
5.
a)	To the extent that any Stock remains in the Seller’s account (the “Plan Account”) after the end of the Plan Sales Period or upon termination of the Sales Plan, Avondale agrees to return such Stock promptly to the Issuer’s transfer agent for relegending to the extent that such Stock would then be subject to transfer restrictions in the hands of the Seller.
6.	Avondale shall in no event effect any sale under this Sales Plan if the Stock to be sold is not in the Plan Account on the day of such sale.

7.	Avondale may sell Stock on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise. Seller agrees that if Avondale is a market maker in the Stock at the time that any sale is to be made under this Sales Plan, Avondale may, at its sole discretion, purchase the Stock from the Seller in its capacity as a market maker.
D.	Termination; Amendment
1.
a)	This Sales Plan may be suspended or terminated by Seller at any time upon three days prior written notice sent to Avondale’s compliance office by overnight mail and by facsimile at the address and fax number set forth in paragraph G.5 below. Seller agrees that Seller shall not suspend or terminate this Sales Plan except upon consultation with Seller’s own legal advisors.

b)	This Sales Plan shall be suspended or, at Avondale option, terminated, if Avondale receives notice from the Issuer of the occurrence of any event contemplated by paragraph 3 of the certificate set forth as Exhibit A hereto.

2.	Seller agrees that Avondale will execute this Sales Plan in accordance with its terms and will not be required to suspend or terminate any sales of the Stock unless Avondale has received notice from Seller or the Issuer in accordance with paragraph D.1 above at least three days prior to the date on which this Sales Plan is suspended or terminated.

3.	This Sales Plan may be amended by Seller only upon the written consent of Avondale and receipt by Avondale of the following documents, each dated as of the date of such amendment:
a)	a representation signed by the Issuer substantially in the form of Exhibit A hereto,

b)	a certificate signed by Seller certifying that the representations and warranties of Seller contained in this Sales plan are true at and as of the date of such certificate as if made at and as of such date and

c)	a seller representation letter completed and executed by Seller substantially in the form of Exhibit B hereto.
E.	Indemnification; Limitation of Liability
1.
a)	Seller agrees to indemnify and hold harmless Avondale and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) arising out of or attributable to Avondale’s actions taken or not taken in compliance with this Sales Plan or arising out of or attributable to any breach by Seller of this Sales Plan (including Seller’s representations and warranties hereunder) or any violation by Seller of applicable laws or regulations. This indemnification shall survive termination of this Sales Plan.

b)	Notwithstanding any other provision hereof, Avondale shall not be liable to Seller for:
i.	special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, or

ii.	any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carries or utility systems, severe weather, market disruptions or other causes commonly known as “Acts of God”.

2. Seller acknowledges and agrees that in performing Seller’s obligations hereunder neither Avondale nor any of its affiliates nor any of their respective officers, employees or other representatives is exercising any discretionary authority or discretionary control respecting management of Seller’s assets, or exercising any authority or control respecting management or disposition of Seller’s assets, or otherwise acting as a fiduciary (within the meaning of Section 3(21) of the Employee Retirement Income Security Act of 1974, as amended, or Section 2510.3-21 off the Regulations promulgated by the United States Department of Labor) with respect to Seller or Seller’s assets. Without limiting the foregoing, Seller further acknowledges and agrees that neither Avondale nor any of its affiliates nor any of their respective officers, employees or other representatives has provided any “investment advice” within the meaning of such provisions, and that no views expressed by any such person will serve as a primary basis for investment decisions with respect to Seller’s assets.
F.	Agreement to Arbitrate
1.
a)	Any dispute between Seller and Avondale arising out of, relating to or in connection with this Sales Plan or any transaction relating to this Sales Plan shall be determined by arbitration only before the Financial Industry Regulatory Authority.

b)	Unless rules of the arbitral forum dictate otherwise, any arbitration proceeding between the Seller and Avondale shall be held in Nashville, Tennessee. Except for simplified proceedings (small claims), any arbitration proceeding between Seller and Avondale shall be heard and decided by a panel of not fewer than three arbitrators.

c)	The law of the State of New York, without regard to its conflicts of laws provisions, shall apply in all respects, including but not limited to determination of applicable statues of limitation and available remedies. The award of the arbitrator or a majority of arbitrators shall be final, and judgment on the award may be entered in any state or federal court having jurisdiction.
2.	Seller represents that Seller understands the terms of the above arbitration clause as follows:
a)	Arbitration is final and binding on their parties.

b)	The parties are waiving their right to seek remedies in court, including the right to jury trial.

c)	Pre-arbitration discover is generally more limited than and different from court proceedings.

d)	The arbitrators’ award is not required to include factual findings or legal reasoning, and any party’s right to appeal or seek modification of rulings by arbitrators is strictly limited.

e)	The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

f)	No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a punitive class who has not opted out of the class with respect to any claims encompassed by the putative class action until:
i.	the class certification is denied;

ii.	the class is decertified; or

iii.	the customer is excluded from the class by the court.
Such a forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Sales Plan except to the extent stated herein.
G.	General
1.	Proceeds from each sale of Stock effected under the Sales Plan will be delivered to Seller’s account [Pinnacle] on a normal three-day settlement basis less any commission, commission equivalent, mark-up or differential (at the rate of $0.05 per share) and other expenses of sale (e.g. applicable exchange fees) to be paid to Avondale.

2.	In the event that it is necessary for Avondale to borrow or purchase shares of Stock in order to complete any sale on behalf of Seller pursuant to this Sales Plan, Seller authorizes Avondale to borrow or purchase such shares and agrees to be responsible for any expenses loss which Avondale may sustain relating to such borrowing or purchase, including any expense or loss Avondale may sustain as a result of its inability to borrow or purchase shares of Stock to complete its delivery obligation.

3.	Seller and Avondale acknowledge and agree that this Sales Plan is a “securities contract,” as such term in defined in Section 741(7) of Title 11 of the United States Code (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

4.	This Sales Plan constitutes the entire agreement between the parties with respect to this Sales Plan and supercedes any prior agreement or understanding with regards to the Sales Plan.

5.	All notices to Avondale under this Sales Plan shall be given to Avondale’s compliance office in the manner specified by this Sales Plan by telephone at (615) 467-3460 by facsimile at (615) 467-3480 or by hand delivery or certified mail to the address below:
Two American Center
3102 West End Ave, Suite 1100
Nashville, Tennessee 37203
Attn: Patrick Shepherd
          Sandra Marlin
6.	Seller’s rights and obligations under this Sales Plan may not be assigned or delegated without the written permission of Avondale.

7.	This Sales Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

8.	If any provision of this Sales Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with relevant law, rule or regulation. All other provisions of this Sales Plan will continue and remain in full force and effect.

9.	This Sales Plan shall be governed by and construed in accordance with the internal laws of the State of New York and may be modified of amended only by writing signed by the parties hereto.
NOTICE: THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE IN PARAGRAPHS F.1 AND F.2

     IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of the date first written above.

Seller:

Solidus Company, LP

By: Solidus General Partners, LLC, as General Partner

By: Name:	/s/ E. Townes Duncan E. Townes Duncan
Title:	Chief Executive Officer

Avondale Partners, LLC

By: Name:	/s/ Michael E. Ryan Michael E. Ryan
Title:	Managing Director